Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces First Patient Dosed in COM701 Global
Platform Trial in Platinum Sensitive Ovarian Cancer

•	Randomized sub-trial 1 of a global adaptive platform trial of COM701 maintenance therapy in patients with relapsed platinum sensitive ovarian cancer

•	Trial supported by strong biological rationale and clinical data from patients with advanced ovarian cancer

•	Interim analysis planned for the second half of 2026

Holon, Israel – July 21 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in predictive computational target discovery powered by AI/ML, today announced that the first patient was dosed in the global randomized sub-trial 1 of adaptive platform trial, MAIA-ovarian (which stands for MAintenance Immunotherapy with an Anti-PVRIG antibody), evaluating maintenance therapy with single agent COM701, a potential first-in-class anti-PVRIG antibody in patients with relapsed platinum sensitive ovarian cancer.

“We are delighted to advance the development of COM701 as a maintenance therapy for patients with relapsed platinum sensitive ovarian cancer, potentially addressing a significant unmet medical need,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “This global trial is underpinned by a strong biological rationale, with high PVRIG pathway expression levels observed in ovarian cancer. In addition, clinical data showed that COM701 in triple combination with PD-1 and TIGIT blockade achieved durable responses and was well tolerated in patients with heavily pre-treated platinum resistant ovarian cancer typically not responding to immunotherapy. A response of greater than 18 months was also achieved in a patient treated with COM701 as a single agent.”

Dr. Cohen-Dayag continued, “Based on historical data, we anticipate the benchmark for progression-free survival to be around six months and consider a three-month improvement over placebo to be clinically meaningful for these patients. An interim analysis of sub-trial 1 of MAIA-ovarian is planned to take place in the second half of 2026. We believe positive data could inform a registration path for COM701 monotherapy and an opportunity to combine COM701 with other agents, broadening COM701’s opportunities within the ovarian cancer population.”

Ruth Peres, M.D., Ph.D., Medical Oncologist in the Division of Oncology, Head of Women’s Cancers Research Lab and Head of Phase 1 Clinical Trials in the Clinical Research Institute at Rambam Healthcare Campus, Haifa, Israel, added, “There is a need for drugs that provide durable responses and a favorable safety profile as maintenance therapy in patients with platinum sensitive ovarian cancer who respond to chemotherapy, but who are not candidates for bevacizumab or PARP inhibitors. We are delighted to be the first site to dose a patient in this sub-trial designed to evaluate if COM701 as a single agent can delay disease progression in these patients.”

About MAIA-ovarian

(MAintenance Immunotherapy with an Anti-PVRIG antibody: COM701, as maintenance monotherapy or combination therapy in patients with relapsed platinum sensitive ovarian cancer.)

MAIA-ovarian is a global adaptive platform trial to evaluate the safety and efficacy of COM701 as maintenance monotherapy or combination therapy in patients with relapsed platinum sensitive ovarian cancer. The purpose of sub-trial 1 is to assess if COM701 delays the progression of ovarian cancer in patients with relapsed platinum sensitive ovarian cancer and further assess its safety profile in this disease setting. The adaptive-platform design enables additional sub-trials. Sub-trial 1 is a double-blind, randomized placebo-controlled trial in which 60 patients will be randomized in a 2:1 ratio to COM701 or placebo. Subsequent sub-trials may evaluate COM701 in combination with other anticancer drugs. For more information about this trial, visit clinicaltrials.gov, NCT06888921.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML powered computational discovery platform (Unigen™) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address various mechanisms to activate the immune system against cancer. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations regarding the advancements of COM701 as a maintenance therapy for patients with relapsed platinum sensitive ovarian cancer; statements regarding the benchmark for progression free survival and improvement over placebo; statements regarding the timing of interim analysis; statements regarding the potential outcome of positive data from such interim analysis, which could inform a registration path for COM701 monotherapy and an opportunity to combine COM701 with other agents, broadening COM701’s potential use within the ovarian cancer population; statements regarding the potential durable responses and favorable safety profile as maintenance therapy of COM701; statements regarding the potential of COM701 as a single agent to delay disease progression; and statements regarding subsequent sub-trials and the purposes thereof. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071